UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2026

Commission File Number 001-37974

VIVOPOWER PLC

(Translation of registrant’s name into English)

Suite 4, 7th Floor, 50 Broadway,

London, United Kingdom,

SW1H 0DB

+44-203-667-5158

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20- F ☒ Form 40-F ☐

This Current Report on Form 6-K/A amends the Current Report on Form 6-K of VivoPower PLC (the “Company”) originally filed on April 21, 2026 , and amended July 6, 2026 (the “Original Report”). The Original Report was filed to report the completion of the Company’s acquisition of Cromwell AS, a company organized under the laws of Norway. The Company hereby amends the Original Report in order to provide the audited financial statements of Cromwell AS and its subsidiary Nordland Data AS for the fiscal year ended December 31, 2025, together with the related audit report and notes thereto, and the unaudited pro forma financial information required by Rule 3-14 of Regulation S-X

This Report on Form 6-K, is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File Nos. 333-227810, 333-251546, 333-268720, 333-273520) and Form F-3 (File No. 333-292437).

EXHIBIT INDEX

Exhibit 99.1 —	Audited Financial Statements of Cromwell AS
Exhibit 99.2 —	Pro Forma Unaudited Financial Statements

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 7, 2026	VivoPower PLC

/s/ Kevin Chin
Kevin Chin
Executive Chairman